

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2022

David T. Hamamoto
Co-Chief Executive Officer and Chairman
DiamondHead Holdings Corp.
250 Park Ave., 7th Floor
New York, New York 10177

> **Re: DiamondHead Holdings Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 18, 2022**
> **File No. 001-39936**

Dear David T. Hamamoto:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Robert Downes